VIA EDGAR TRANSMISSION AND OVERNIGHT COURIER
December 10, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Geoffrey Kruczek, Esq.

Re:	Irvine Sensors Corporation Application for Withdrawal of Registration Statement on Form S-1 File No. 333-140500 Initial Filing Date: February 7, 2007
Ladies and Gentlemen:
Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), Irvine Sensors Corporation, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal, effective as of the date hereof, of its Registration Statement on Form S-1 originally filed on February 7, 2007 (File No. 333-140500), together with all exhibits and amendments thereto (the “Registration Statement”).
The Company is applying for withdrawal of the Registration Statement based on an agreement with its senior lender that was entered into in November 2007. The Company confirms that no securities have been sold pursuant to the Registration Statement.
On the basis of the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.
Should you have any questions regarding this matter, please do not hesitate to contact the undersigned or Ellen S. Bancroft, Esq. (949-932-3670) of Dorsey & Whitney LLP, legal counsel to the Company.
IRVINE SENSORS CORPORATION

/s/ JOHN CARSON

By:	John Carson President and Chief Executive Officer

cc:	Ellen S. Bancroft, Esq.
3001 Red Hill Avenue, Building 3, Suite 108, Costa Mesa, California 92626-4526
Telephone: (714) 549-8211       Fax: (714) 557-1260